77C: Submission of matters to a vote of security holders

At an annual meeting of all shareholders of BlackRock California Investment Quality Municipal Trust, Inc. held on September 2, 2010, the results were as follows:

Proposal 1.

1: To approve the liquidation and dissolution of the Fund pursuant to the Plan of Liquidation and Dissolution.

With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

600,485

22,584

11,702

Proposal 2.

2: To elect Board Member nominees for the Fund.

With respect to Proposal 2, the shares of the Fund were voted as follows:

For

Withhold

Richard E. Cavanagh

937,938

33,024

Kathleen F. Feldstein

937,938

33,024

Henry Gabbay

936,963

33,999

Jerrold B. Harris

936,963

33,999